EXHIBIT 99


Magna International Inc.

337 Magna Drive
Aurora, Ontario, Canada L4G 7K1
Tel (905) 726-2462
Fax (905) 726-7173


MAGNA INTERNATIONAL INC.
ANNUAL MEETING OF SHAREHOLDERS
Wednesday, May 4, 2011

REPORT OF VOTING RESULTS
(pursuant to National Instrument 51-102, sec.11.3)

1. Election of Directors

Each of the nominees set forth in Magna International Inc.'s Management Information Circular/Proxy Statement dated March 30, 2011, as set forth below, was elected:


Hon. J. Trevor Eyton

Michael D. Harris

Lady Barbara Judge

Louis E. Lataif

Dr. Kurt J. Lauk

Donald Resnick

Frank Stronach

Donald J. Walker

Lawrence D. Worrall

William L. Young

2. Appointment of Auditors

Re-appointment of Ernst & Young LLP as the independent Auditor of the Corporation and authorization of the Audit Committee to fix the independent Auditor's remuneration.


Approved

The vote on each of the foregoing items was conducted by way of show of hands, and no ballot was requested by any shareholder or valid proxy holder.


MAGNA INTERNATIONAL INC.



/s/ "Bassem A. Shakeel"




Bassem A. Shakeel
Vice-President and Secretary

Date:  May 5, 2011